EXHIBIT 4.14

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (the “Agreement”), dated as of September 16, 2006 (the “Closing Date”), is made by and among

Kienzle Time (H.K.) Limited, a company organized under the laws of Hong Kong and having an office at Suite 810, Level 8, Landmark North, 39 Lung Sum Avenue, Sheung Shui New Territories, Hong Kong (“Purchaser”), and Highway Holdings Limited, a company incorporated under the laws of British Virgin Islands (“Highway Holdings”), on the one hand,

and

Wong Wai Chung, Peter, Wong Yuk, Paul, Wong Wai Yung, Augustine, and Wan Chi Cheong on the other hand (Messrs. Wong Wai Chung, Wong Yuk, Wong Wai Yung, and Wan Chi Cheong are herein collectively referred to as the “Sellers”).

RECITALS

A. Golden Bright Plastic Manufacturing Company Limited, a company organized under the laws of Hong Kong (the “Company”) and having an office at Room 1113, 11/F., Heng Ngai Jewellery Centre, 4 Hok Yuen Street East, Hung Hom, Kowloon, Hong Kong, is primarily engaged in the business of the manufacture and supply of plastic parts and products.

B. Sellers are together the owners and holders of record of all of the issued share capital in the Company.

C. Sellers desire to sell to Purchaser, and Purchaser desires to purchase and acquire from Sellers, all of the issued share capital in the Company on the terms and conditions hereinafter set forth.

D. Highway Holdings is the parent company of Purchaser and a public company whose common shares are currently listed for trading on the U.S. Nasdaq Capital Markets trading system.

AGREEMENT

NOW, THEREFORE, it is agreed as follows:

1.  Purchase and Sale of Shares. By their execution and delivery of this Agreement (all references herein to this Agreement shall include the schedules and annexes hereto), (a) each of Sellers is hereby selling, transferring, delivering and assigning to Purchaser, and (b) Purchaser is hereby purchasing and acquiring from each of Sellers, all of the issued share capital in the Company (the “Shares”) owned by such Seller, free and clear of any and all Encumbrances (as defined below), for the consideration specified in this Agreement. In connection with the purchase and sale of the Shares, the Sellers are hereby delivering to Purchaser the share certificates representing all of the Shares and instruments of transfer and bought and sold notes, duly endorsed for transfer of the Shares from such Seller. Furthermore, each of the Sellers hereby agrees to hereafter deliver to Purchaser any such other endorsements, assignments, documents or instruments executed by each of Sellers or any one of them as are necessary to transfer and convey to Purchaser all of such Sellers’ right, title and interest in and to the Shares, as owner, free and clear of all Encumbrances.

2.  Consideration. Concurrently with the execution of this Agreement and the receipt by Purchaser of the instruments of transfer and bought and sold notes, and share certificates in respect of all of the Shares, Purchaser and Highway Holdings are hereby delivering to the Sellers the following consideration:

2.1  HK $4,000,000 delivered to Mr. Peter Wong in immediately available funds. Each Seller hereby agrees that Mr. Peter Wong is acting on behalf of such Seller as the Seller’s agent and that Mr. Peter Wong may receive all payments under this Agreement on behalf of the Seller as the Seller’s agent.

2.2  In addition to the cash payment made pursuant to Section 2.1 above, Purchaser shall make additional cash, contingent purchase price payments (up to an aggregate of HK $4,000,000) to the Sellers based on the compliance by Mr. Peter Wong and Mr. Wan with the conditions set forth in Sections 3.1 and 3.2 below as follows: At the end of the 12th calendar month, the 24th calendar month, and the 36th calendar month following the Closing Date, provided that the conditions set forth in Sections 3.1 and 3.2 below have been fully satisfied on each such contingent payment date, Purchaser shall deliver an additional HK $1,333,333 as a cash payment to the Sellers. All payments will be made to Mr. Peter Wong, as agent for the Sellers. In the event that either Mr. Wong or Mr. Wan have not performed their obligations as set forth in Sections 3.1 or 3.2 below, Purchaser shall not be required to make a cash payment on that date or any subsequent 12-month payment date.

2.3  Subject to the satisfaction of all of the conditions set forth in Sections 3.1 through 3.4 below, Purchaser shall pay the Sellers an additional HK $4,000,000 contingent purchase price payment the end of the 36th calendar month following the Closing Date. As security for the obligation of Purchaser to make the foregoing contingent HK$ 4,000,000 purchase price payment, Highway Holdings shall issue 128,534 shares of Highway Holdings common shares to Mr. Peter Wong (on behalf of the Sellers). Within five working days of the execution following the execution of this Agreement, Highway Holdings shall deliver to Messrs. Ford, Kwan & Company, a professional legal practice with its principle place of business at 59th Floor, Bank of China Tower, 1 Garden Road, Hong Kong (the “Escrow Agent”) all of the foregoing 128,534 shares of Highway Holdings’ common shares (the “Escrowed Highway Holdings Shares”), which Escrowed Highway Holdings Shares shall be held/released by the Escrow Agent in accordance with the following provisions and the terms of the attached Escrow Agreement. The parties to this Agreement all agree that the Escrow Highway Holdings Shares have a value of U.S. $514,138, or HK $4,000,000 at the current currency conversion rate in effect on the Closing Date. The Sellers agree that the Escrowed Highway Holdings Shares are restricted and may not be sold or transferred in any manner until the end of the 36th calendar month following the Closing Date. At the end of the 36th calendar month following the Closing Date, providing that all of the conditions set forth in Sections 3.1 through 3.4 below have been fully satisfied, Highway Holdings shall repurchase all of the 128,534 Highway Holdings common shares for a cash purchase price of HK $4,000,000, and the Escrow Agent shall return the Escrowed Highway Holdings Shares to Highway Holdings for cancellation. If any of the conditions set forth in Sections 3.1 through 3.4 have not been satisfied, the Escrow Agent shall return to Highway Holdings all of the 128,534 Escrowed Highway Holdings Shares, which shares shall thereupon be cancelled. In the event that, at any time during the 36 calendar month period any of the conditions set forth in Section 3.1 through 3.4 are not satisfied, Purchaser shall have the right to notify the Escrow Agent of such non-compliance, with a copy simultaneously delivered to the Sellers, and the Escrow Agent shall thereupon promptly return the Escrow Highway Holdings Shares to Highway Holdings for cancellation. However, if all of the conditions set forth in Section 3.1 through 3.4 have been satisfied but Highway Holdings fails, for any reason to repurchase the shares for HK $4,000,000, as set forth in the Escrow Agreement, the restrictive legend may be removed from the shares, and the Escrow Agent shall then deliver and transfer the shares to the Sellers, who shall thereafter have the right to sell all such shares and retain the relevant proceeds of sale thereof. If the proceeds of the sale of such shares are less than HK $4,000,000 or its equivalent, the Sellers have the right to claim for a make-up payment from either Purchaser or Highway Holdings for any deficiency.

3.  Payment Conditions. The right of the Sellers to receive the contingent purchase price payments referred to in Section 2.2 above and the right to receive the HK $4,000,000 contingent payment by means of the repurchase of the Highway Holdings common shares under Section 2.3, are dependent upon the satisfaction of some or all of the conditions set forth below. As required by Section 6.1 of this Agreement, Mr. Peter Wong and Mr. Wan are each entering into an employment agreement with the Company, which employment agreements are attached to this Agreement as Appendix A and B. The payment conditions are as follows:

3.1  Mr. Peter Wong shall have been continuously employed by the Company for the entire three-year period of his employment agreement. Mr. Peter Wong shall not be deemed to have been continuously employed if he voluntarily resigns or if he is terminated under Section 7.1 of his employment agreement. However, for the purposes of determining Mr. Wong’s compliance with Section 2.2 only, Mr. Wong will be deemed to have satisfied this condition if his employment agreement is terminated due to his death or Disability (as defined in Section 7.1 of the attached employment agreement). Accordingly, Mr. Wong’s death or Disability shall not affect Purchaser’s obligations to continue to make the payments required by Section 2.2. However, his death or Disability before the end of the third year of his employment agreement will cause the condition of Section 2.3 above not to have been met, and Purchaser will not have to make the payment required by Section 2.3 if Mr. Wong dies or suffers a Disability during the term of the employment agreement. Failure to meet the Performance Criteria (as defined in Section 5.3 of his employment agreement) shall not constitute a breach of his employment agreement.

3.2  Mr. Wan shall have continuously been employed by the Company until the first anniversary of the Closing Date. Mr. Wan shall not be deemed to have been continuously employed if he voluntarily resigns or if he is terminated under Section 7.1 of his employment agreement. However, for the purposes of determining Mr. Wan’s compliance with Section 2.2 only, Mr. Wan will be deemed to have satisfied this condition if his employment agreement is terminated due to his death or Disability (as defined in Section 7.1 of the attached employment agreement). Accordingly, Mr. Wan’s death or Disability shall not affect Purchaser’s obligations to continue to make the payments required by Section 2.2. However, his death or Disability before the end of his one-year employment agreement will cause the condition of Section 2.3 above not to have been met, and Highway Holdings will not have to make the payment required by Section 2.3 if Mr. Wan dies or suffers a Disability during the one-year term of the employment agreement.

3.3  It is expected that the Company will continue its own operations as a wholly-owned subsidiary of Purchaser for the three year period following the Closing. The condition of this Section 3.3 will be deemed to have been met if during the 36-month period following the Closing Date the Company shall have generated, on a cumulative basis, both (i) net revenues (turnover) of HK $150 million or more, and (ii) net income (profits) of HK $6.6 million, or more. In determining the Company’s net revenues (turnover) and net income (profits), the effects of sales made by the Company to buyers who on the Closing Date were customers of Highway Holdings (and/or its current subsidiaries, including Purchaser) will be excluded from the calculations. The parties hereto agree to equitably readjust the foregoing net income and net revenue criteria if (a) the business or operations of the Company change at the direction of Highway Holdings in a manner that affects the Company’s net revenues or net income, and/or (b) if the Company’s operations are materially affected by an act of god (such as an outbreak of SARS or other national or regional occurrences that are beyond the control of the Company).

3.4  The condition of Section 3.4 will not be deemed to have been met if (i) any of the representations in Sections 4.4, 4.7, or 4.15 is untrue or inaccurate in any material respect, and (ii) the Company assumes or retains any “material liabilities or obligations” after the Closing Date (whether or not required to be disclosed on the financial statements) other than those listed or identified in this Agreement or included in the Financial Statements or the July 31 Balance Sheet. Liabilities and obligations that are subject to the foregoing representation and warranty include unpaid salaries, wages or bonuses of employees, accrued employee benefits, and all other statutory obligations (known or unknown on the Closing Date) owed by the Company to its employees or other paid workers. In the event that any material liability or obligation of the Company is discovered at any time during the 36-month period following the Closing Date, the condition of this Section 3.4 will not be deemed to have been satisfied. The parties hereto agree that the Financial Statements and the July 31 Balance Sheet will not be deemed to be “materially” true and accurate, and a “material” undisclosed liability or obligation will be deemed to exist if the amount of actual liabilities or future obligations of the Company at the Closing exceeds the amount disclosed at the Closing by HK $778,000, unless any amount of liabilities in excess of HK $778,000 are fully undertaken, assumed or paid by the Sellers.

4.  Representations and Warranties of each of the Sellers. The Sellers hereby jointly and severally represent and warrant to Purchaser and Highway Holdings as follows:

4.1  Organization and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of Hong Kong and in each jurisdiction in which the business transacted by the Company would make such qualification necessary except where the failure to be so qualified would not have a Material Adverse Effect (as defined below). The Company has the requisite corporate power to own its properties and assets and to carry on its business as now being conducted. The Company has full corporate power and authority to enter into any agreements related hereto and to carry out the transactions contemplated by this Agreement and any agreements related hereto. For purposes of this Agreement, a “Material Adverse Effect” or “Material Adverse Change” means any effect or change that is or would be materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of the Company or the Shares or the consummation of the transactions contemplated hereby.

4.2  Authorization and No Conflicts. The execution, delivery and performance of this Agreement, the transactions contemplated hereby and all other documents and agreements delivered or to be delivered pursuant hereto will not result in any conflict with, or breach or violation of any judgment, order, decree, mortgage, agreement, deed of trust, indenture or other instrument to which and of the Seller is a party or by which it is bound. This Agreement has been duly executed and delivered by or on behalf of each Seller and constitutes a legal, valid and binding obligation of each Seller enforceable in accordance with its terms.

4.3  Consents. No consent or approval of any person, regulatory authority, governmental organization or third party is required as a result of or in connection with the execution, delivery and performance of the Sellers’ obligations under this Agreement.

4.4  Financial Information. Attached hereto as Schedule 4.4 are copies of the audited balance sheets and income statement of the Company as at and for the year ended December 31, 2005 (collectively the “Financial Statements”), the Company’s income statement for the period ended July 31, 2006 (the “Interim Income Statement”), and the unaudited balance sheet of the Company as at July 31, 2006 (the “July 31 Balance Sheet”). The Financial Statements were prepared in accordance with auditing standards generally accepted in Hong Kong applied on a consistent basis throughout the periods covered thereby. The Financial Statements, July 31 Balance Sheet and Interim Income Statement accurately reflect the books, records and accounts of the Company as at the dates indicated and present fairly the respective financial position and results of operations of the Company for the periods indicated. The July 31 Balance Sheet and Interim Income Statement were prepared in a manner consistent with Financial Statements (but without footnotes and subject to normal year-end adjustments) applied on a consistent basis and accurately reflects the books, records and accounts of the Company as of July 31, 2006 and presents fairly the financial position of the Company as at such date.

4.5  Absence of Changes or Events. Since July 31, 2006 (the “Financial Date”), the Company has conducted its business only in the ordinary course consistent with past practice and has not:

(a)  Incurred any Material Adverse Change;

(b)  Suffered any event, including, without limitation, shortage of materials or supplies, fire, explosion, accident, requisition or taking of property by any governmental agency, flood, drought, earthquake, or other natural event, riot, act of God or a public enemy, or damage, destruction, or other casualty, whether covered by insurance or not, which has had a Material Adverse Effect;

(c)  Incurred any obligation or liability other than in the ordinary and usual course of business or that has had a Material Adverse Effect;

(d)  Made any material change in the method of operating the Company’s business or any change in the accounting practices relating thereto;

(e)  Incurred any indebtedness for borrowed money or forgiven or cancelled any debts or claims, other than in the ordinary and usual course of business;

(f)  Agreed to sell, lease, or dispose of the Shares or any of the Assets (as defined below), except as contemplated in this Agreement and, as to the Assets, except in the ordinary and usual course of business;

(g)  Modified, waived, changed, amended, released or terminated any Contract (as hereinafter defined), other than as expressly contemplated by this Agreement; or

(h)  Declared or paid any dividend or distribution upon or with respect to the Shares other than as contemplated in this Agreement.

4.6  No Subsidiaries. The Company does not own, beneficially or of record, any equity interest in any corporation, limited liability company, partnership, joint venture or other entity.

4.7  Taxes. Sellers and the Company have timely and effectively made all filings of all required tax returns that are due on or before the Closing Date, and all such tax returns, reports and declarations which have been filed by or on behalf of the Company are complete and accurate in all material respects and all taxes which have become due pursuant thereto have been paid. As of the Financial Date, the Company’s liability for unpaid taxes, if any, did not exceed the reserve for unpaid taxes, if any, set forth on the Financial Statements and the July 31 Balance Sheet. As of the Closing Date, there are no unpaid taxes or potential liabilities for any Hong Kong profits tax, any Peoples Republic of China (“PRC”) enterprise income tax, or any salaries tax that the Company or Purchaser will owe or be subject to as a result of the operations of the Company in Hong Kong, the PRC, or elsewhere. In addition, neither the Company, Purchaser or Highway Holdings shall incur any tax liability or obligation as a result of the purchase contemplated by this Agreement. To the Company’s knowledge, there are no pending tax examinations affecting the Company, its tax returns, its business, the Shares or the Assets nor are there any claims for taxes pending.

4.8  Assets; Bank Accounts. Subject to changes in the ordinary course of business since the July 31 Balance Sheet Date, the Company has title to all of the assets listed on the balance sheet included in the July 31 Balance Sheet (the “Assets”) free and clear of any and all liens, encumbrances, security interests, pledges, options, mortgages, equities or other similar interests (“Encumbrances”). A true and correct list of all material Assets is set forth on Schedule 4.8A. The Assets constitute all of the assets necessary for the operation of the business of the Company as it is currently conducted and operated. All personal property included in the Assets is in operating condition, subject only to ordinary wear and tear and maintenance, and is adequate for the uses to which such Assets are currently being put. Set forth on attached Schedule 4.8B is a list of each of savings, checking and/or other similar accounts held with, at or by any bank or other similar financial institution, each brokerage account, and each lock box and safe deposit box (collectively, the “Accounts”), in each case held or registered in the name of the Company or controlled by, or held or open for the benefit of the Company.

4.9  Inventory. The inventories of raw materials, work-in-progress, resale items, finished goods and all other items included in the inventory presently owned by the Company are the property of the Company and have been acquired, or have arisen, in the ordinary and usual course of business.

4.10  Account Receivables. The accounts receivable of the Company, including those included in the Assets as of the Closing Date and those shown on the balance sheets included in the Financial Statements and the July 31 Balance Sheet, arose in the ordinary course of the Company’s business.

4.11  Title to Real Property. The Company does not own any real property. Attached hereto as Schedule 4.11 is a list of each lease for real property to which the Company is a party or which covers any premises at which the Company operates its business or maintains any of the Assets.

4.12  Trademarks, Tradenames, Service Marks and Copyrights. Other than the right to use its company name under the prevailing business registration laws, the Company does not have any logos, trademarks, service marks, trade names, patents, patent applications, or other similar intellectual property rights. To the Company’s knowledge, it has not infringed upon any proprietary rights or intellectual property rights of any other person, firm, corporation, or other entity.

4.13  Contracts and Commitments.

(a)  Schedule 4.14 attached hereto contains a list (and where oral, a summary description) of all material contracts, commitments, agreements, leases, licenses and other arrangements (the “Contracts”) relating to the business of the Company to which the Company is a party, or by which the Company, its business, the Assets or any of the Shares is or are bound or which affects the consummation of the transactions contemplated hereby in effect as of the date hereof.

(b)  Each of the Contracts is in full force and effect, and all payments and other amounts required to be paid by the Company under each of such Contracts, which have become due, have been paid. There exists no default under any of such Contracts, and no event has happened that would become a default under any of such Contracts. The sale and transfer of the Shares will not affect the validity or enforceability of any Contract or cause any change in the substantive terms thereof.

(c)  All of the existing agreements between the Company and the Shenzhen Longgang Pinghu Lisu Manufacturing Factory (“Pinghu Lisu”) are in full force and effect, and neither the sale of the Shares, nor any provision of this Agreement, will cause those agreements to be terminated or to give any party to those agreement the right to modify, restructure of terminate any of the agreements.

4.14  Litigation. As of the date hereof, there is no claim, legal action, decree, judgment, order, settlement agreement, arbitration or other proceeding, suit or governmental investigation pending or, to the Company’s knowledge, threatened against the Company, any of Sellers (to the extent the same relates to the Company), the Assets or the Shares.

4.15  Employees. To each Seller’s knowledge, none of the employees (of the Company or Pinghu Lisu), officers, or directors of the Company (collectively, the “Employees”) nor any of the consultants, salespersons, or other personnel retained or engaged by the Company who are not otherwise Employees (collectively with the Employees, the “Service Providers”) is in violation of any term of any employment contract or any other contract or agreement relating to the relationship of any such person with the Company. There are no labor controversies pending or, to the Company’s knowledge, threatened between the Company and any of its Employees or Service Providers. After the Closing Date, neither the Company, nor the Purchaser, nor Highway Holdings will have any financial responsibility for any salaries, employment benefits, severance payments, bonuses, commissions or other compensation that may be owing by the Company to any of the Employees for periods prior to the Closing Date or arising out of any action taken prior to the Closing Date. In addition, after the Closing Date, neither the Company, the Purchaser, nor Highway Holdings shall have any financial or other obligation or liability for any taxes, contributions and other payments required to be made by the Company to any governmental agency relating to employment of the Employees for periods prior to the Closing Date, save those that have been accrued but are not payable or dischargeable prior to these periods and which have been disclosed to the Purchaser. The Company has paid or otherwise satisfied all obligations owning to the Employees and to any governmental agencies relating to the Employees and their services for periods prior to the Closing Date so far as the Company is legally permitted to do so.

4.16  Brokers’ and Finders’ Fees. The Company is not obligated to pay any fees or expenses of any broker or finder in connection with the origination, negotiation, or execution of this Agreement or in connection with any transactions contemplated hereby.

4.17  Interest in Customers, Competitors or Suppliers. None of Sellers, the Company or, to the Company’s knowledge, the Company’s officers, directors, shareholders or key Employees has, directly or indirectly, individually or collectively, any financial interest in any competitor or customer of or supplier to the Company or other person or entity party to any agreement with the Company.

4.18  Indebtedness. Schedule 4.18 attached hereto sets forth a list of all agreements and other instruments under which the Company is indebted for borrowed money or the deferred purchase price for property or has guaranteed the liability, debt or obligation of any other person or entity. The Company is not in default under any of such agreements or other instruments, nor is it aware of any event that, with the passage of time, or notice, or both, would result in an event of default thereunder except such defaults that would not, individually or in the aggregate, have a Material Adverse Effect.

4.19  No Undisclosed Liabilities. The Company does not have any liability, loss, cost, or expense, except for (a) liabilities accrued or reserved against in the July 31 Balance Sheet, (b) liabilities which have arisen after the Financial Date in the ordinary course of business consistent with the Company’s past practices in type and in amount, and (c) those that would not, individually or in the aggregate, have a Material Adverse Effect.

4.20  Shares. The authorized share capital in the Company consists solely of 200,000 ordinary shares of HK$ 1 per share, of which all 200,000 shares are issued. All such outstanding shares have been authorized, are validly issued and outstanding, and were offered and sold by the Company in compliance with all laws and regulations. The Shares being sold to Purchaser under this Agreement constitute the only issued share capital in the Company. No persons other than Sellers has any record or beneficial interest in the Shares. Except as contemplated hereby and except for the Shares, there are no issued or outstanding securities convertible into, or any options, warrants, or rights to acquire, any or all of the Shares or any capital stock or convertible securities of the Company and no person or entity has any call, commitment or other rights to purchase or acquire any capital stock of the Company. Seller owns beneficially and of record the number of shares of ordinary shares of the Company set forth on Schedule 4.20 attached hereto and has full and unrestricted power to sell, assign and transfer the shares set forth opposite his or her name on said Schedule 4.20 to Purchaser upon the terms and conditions set forth in this Agreement, free and clear of any and all Encumbrances, and, upon the closing, Purchaser will acquire good and marketable title to all of such shares free and clear of any and all Encumbrances.

4.21  U.S. Securities Laws Representation. In the event of acquisition of the Escrowed Highway Holdings Shares by the Sellers as contemplated hereunder, each Seller is acquiring the Escrowed Highway Holdings Shares for investment purposes only and not with a view to or for sale in connection with any distribution thereof. Each Seller understands that the Escrowed Highway Holdings Shares have not been registered under the U.S. Securities Act of 1933, as amended, or registered or qualified under applicable state securities laws and thus must be held until the transfer of the shares is so registered or qualified or is exempt from such registration and/or qualification requirements.

4.22  Agreements with Luxuriance Co., Limited. The Sellers are the owners of all of the issued share capital in Luxuriance Co. Limited (“Luxuriance”) and, as such, have control over Luxuriance. The Sellers have caused all agreements, contracts, relationships, understandings, and arrangements that have existed between the Company and Luxuriance prior to the Closing Date (including the Master Supply Agreement and the Master Manufacturing and Distribution Agreement) to be terminated, and there are no existing agreements between the Company and Luxuriance. The Company has no further obligation to Luxuriance under any of the prior agreements between Luxuriance and the Company, and no liability or obligation was created for Purchaser or Highway Holdings as a result of the termination of the Luxuriance agreements. Prior to the Closing Date, Luxuriance has delivered to the Company all assets, properties, inventory, raw materials, and goods that Luxuriance acquired or held on behalf of the Company or that, in any manner directly or indirectly, related to the business of the Company or its operations with Pinghu Lisu.

4.23  Disclosure. Neither this Agreement nor any written instrument, list, exhibit, Schedule or certificate furnished or to be furnished to Purchaser or by the Company or any of Sellers pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made therein not misleading.

5.  Representations and Warranties of Purchaser. Purchaser and Highway Holdings jointly and severally represent and warrant to each of Sellers as follows:

5.1  Organization and Authority. Purchaser and Highway Holdings are companies duly organized, validly existing and in good standing under the laws of Hong Kong and the British Virgin Islands, respectively, and each has full power and authority to enter into this Agreement, and any related agreements and to carry out the transactions contemplated by this Agreement and any related agreements.

5.2  Authorization and No Conflicts. The execution, delivery and performance of this Agreement, and the transactions contemplated hereby and thereby, and all other documents and agreements of Purchaser delivered pursuant hereto and thereto: (a) have been duly authorized by all necessary corporate action on the part of Purchaser, and (b) will not result in any conflict with, or breach or violation of, or default under any agreement or other instrument to which Purchaser is a party or by which it is bound, or any statute or regulation applicable to Purchaser. This Agreement has been duly executed and delivered on behalf of each of Purchaser and Highway Holdings and constitutes a legal, valid and binding obligation of each of Purchaser and Highway Holdings enforceable in accordance with its terms.

5.3  Consents. No consent or approval of any person, regulatory authority, governmental organization or third party, and no approval, order, license, permit, franchise, declaration or filing of any nature, is required as a result of or in connection with Purchaser’s execution, delivery and performance of its obligations under this Agreement.

5.4  Issuance of Escrowed Highway Holdings Shares. All of the Escrowed Highway Holdings Shares have been duly authorized and validly issued and, if and when released to the Sellers by the Escrow Agent, will be outstanding shares of capital stock.

5.5  SEC Filings. The Annual Reports on Form 20-F for Highway Holdings’ fiscal year ended March 31, 2006 as filed electronically with the U.S. Securities and Exchange Commission (“SEC”) and previously delivered to the Sellers did not contain, as of the filing date of such report, any untrue statements of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.6  Disclosure. This Agreement does not contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements made therein not misleading.

6.  Additional Agreements of the Company, Highway Holdings and Sellers.

6.1  Employment Agreements. In connection with the execution and delivery of this Agreement, and as part of the transactions contemplated by this Agreement, Mr. Peter Wong and Mr. Wan hereby agree to, and hereby are each entering into an employment agreement with the Company, which employment agreements are attached to this Agreement as Appendix A and B.

6.2  Transfer of Certain Luxuriance Assets. In the event that, at the Closing Date, Luxuriance continues to retain any assets or properties that related to the operations of the Company (in Hong Kong or the PRC), the Sellers shall cause Luxuriance to transfer to the Company such remaining assets without any additional consideration payable by the Company or without any additional liability owing by Golden Bright to Luxuriance as of the Closing Date.

6.3  Release of Guarantees. Promptly, and in no event later than three months after the Closing Date, Purchaser or Highway Holdings shall cause each of Sellers to be irrevocably released from any and all guarantees and/or indemnification obligations that such Seller may have given to Citic Ka Wah Bank and HSBC, and, if necessary to secure any such release, Purchaser shall deliver to Citic Ka Wah Bank and HSBC their agreement to assume such guarantee and/or indemnification obligations.

6.4  Non-Competition. Each Seller hereby agrees that during the three-year period following the Closing Date, he will not directly or indirectly own, manage, operate, join, control, participate in, perform any services for, invest in, or otherwise be connected with, in any manner, whether as an officer, director, employee, consultant, partner, investor or otherwise, any business entity which is engaged in the design, manufacture, sale, or trading of plastic products or any business entity which is engaged in any other business in which either the Company or Highway Holdings is currently engaged.  Nothing herein contained shall be deemed to prohibit any Seller from investing his funds in securities of a public company whose securities are listed for trading on a stock exchange if such Seller’s holdings therein represent less than five percent (5%) of the total number or value of shares or principal amount of other securities of such company outstanding. Sellers, as the owners of all of the issued share capital of Luxuriance, hereby further agree that they shall cause Luxuriance to comply with the foregoing agreements not to compete with either the Company or Highway Holdings during the three-year period following the Closing Date to the same extent, and in the same manner as is applicable to each of the Sellers. In the event of sale or transfer of any of the shares in Luxuriance by the Sellers to third parties within the three-year period following the Closing Date, the Sellers shall procure an undertaking from the relevant purchasers of such shares with the effect that the purchasers shall comply with the foregoing agreements not to compete with either the Company or Highway Holdings as aforesaid, whereupon the Sellers shall be deemed to have discharged the obligations contained in the preceding sentence so far as such shares relate, and shall not be held liable for such obligations or any breach by thereof thereafter. In addition, to the extent that Luxuriance has, to date, been engaged in the design, manufacture, sale, or trading of plastic products, the Sellers hereby agree to cause Luxuriance to cease such activities.

6.5  Affiliated Party Loans. The parties to this Agreement agree and acknowledge that (i) the Sellers have previously made loans to the Company (the “Seller Loans”), and (ii) that the Company has previously made loans to each of Golden Bright Precision Company Limited and to Kyoei Bright (H.K.) Company Limited (the “Company Loans”), which companies are affiliated with the Sellers. As of Closing Date, and as indicated on the July 31 Balance Sheet, the aggregate amount of the Seller Loans was HK$1,794,531, and the aggregate amount of the Company Loans was HK$1,285,555. The Sellers and the Purchaser hereby agree that the Purchaser shall procure the Company to repay the Seller Loans in full, without interest, on September 1, 2009, provided that all of the Company Loans are either repaid in full, without interest, or otherwise forgiven on or before that date. In the event that the Seller Loans and the Company Loans are evidenced by any promissory notes or other written instruments, the parties hereto agree that such written instruments are hereby amended in accordance with this Section 6.5. Furthermore, the parties hereto agree that the Company shall not be required to repay any of the Seller Loans while any of the Company Loans remain unpaid and outstanding, and further agree that if, as a result of any governmental, judicial, regulatory or other action the Seller Loans are required to be repaid while any portion of the Company Loans are still outstanding, that the principal balance of the Seller Loans shall be reduced by the then outstanding balance of the Company Loans.

6.6  Pinghu Lisu Agreements. The Sellers hereby represent and warrant that Mr. Peter Wong is the representative of the Company in connection with the Company’s arrangements and agreements with Pinghu Lisu. Mr. Peter Wong hereby agrees that during the next three years. As the representative of the Company, he will use his best efforts and diligence to maintain the existence of all arrangements and agreements between the Company and Pinghu Lisu, and that he will take all actions (including signing all necessary documents and instruments) requested by the Company or Highway Holdings to maintain, renew, modify, supplement, assign or transfer the agreements and arrangements between the Company and Pinghu Lisu.

6.7  Further Assurances. From time to time, at Purchaser’s request, whether on or after the Closing Date and without further consideration, Sellers and the Company shall execute and deliver or cause to be executed and delivered such further instruments of conveyance and transfer and take such other action as Purchaser reasonably may require more effectively to convey and transfer to Purchaser title to the Shares free and clear of any Encumbrances and to effectuate the transactions contemplated hereby.

7.  Investigation. All of the representations, warranties, covenants and agreements of any of Sellers, on the one hand, and Purchaser and/or Highway Holdings, on the other hand, contained or incorporated herein shall remain effective in accordance with their respective terms notwithstanding any investigation at any time made by or on behalf of Purchaser and/or Highway Holdings or any of Sellers, as the case may be, or of any information or facts discovered by or on behalf of Purchaser and/or Highway Holdings or any of the Sellers (as the case may be) in connection with such investigation. Any such investigation shall not constitute a waiver or relinquishment on the part of any party of its, his or her rights to rely on any of the warranties, representations, covenants and agreements of Sellers or Purchaser and/or Highway Holdings, as the case may be, in or pursuant to this Agreement.

8.  Survival and Indemnification.

8.1  Survival. The representations and warranties of Purchaser, Highway Holdings and Sellers shall survive the transactions contemplated hereby and continue after the Closing Date for a period of three (3) years from and after the Closing Date.

8.2  Indemnification.

(a)  From and after the Closing, (i) Sellers shall indemnify, defend and hold harmless Purchaser and Highway Holdings against all losses, liabilities, costs and expenses (including reasonable attorneys fees of such attorneys agreed by the Sellers and court costs) (collectively, “Losses”) solely and directly resulting or arising from or out of any material breach by the Sellers of any representation, warranty or covenant of the Sellers provided that Purchaser and Highway Holdings shall do their utmost endeavours to mitigate the extent of any of the Losses and shall comply with the requirements imposed by the Sellers at their sole and absolute discretion in so doing.

(b)  In the event that Sellers are required to defend against any action, claim, suit or other proceeding arising out of a breach of any representation or warranty or any claim pertaining to business or operations of the Company prior to the Closing Date, Purchaser and the Company shall provide to Sellers such assistance and cooperation, including without limitation, witnesses and documentary or other evidence that Purchaser or the Company may have and as may be reasonably requested by Sellers.

9.  Miscellaneous.

9.1  Brokerage Fees. Sellers, jointly and severally, shall be exclusively liable for any brokerage fees or commission due to any broker, finder or investment banker engaged by the Company or any of Sellers. Purchaser and Highway Holdings, jointly and severally, shall be exclusively liable for any brokerage fees or commissions due to any broker, finder or investment banker engaged by either of them. Sellers (jointly and severally), on the one hand, and Purchaser and Highway Holdings (jointly and severally), on the other hand, shall indemnify and hold harmless the other(s) against any claim for brokerage fees or commissions (including all expenses and attorneys’ fees) which may be asserted against such party by any broker, finder or investment broker alleged to have been retained by the Company or any of Sellers, on the one hand, or by Purchaser or Highway Holdings, on the other hand.

9.2  Waivers. Any party may waive any default by any other party or the failure to fulfill any of the conditions to its obligations. Any waiver must be in writing.

9.3  Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given only if done in one or more of the following ways: (i) on the day of delivery if delivered personally, (ii) two days after the date of mailing if mailed by registered or certified first class mail, postage prepaid, (iii) the next business day following deposit with an overnight air courier service which guarantees next day delivery, or (iv) when sent by facsimile (with a copy simultaneously sent by registered or certified mail return receipt requested), to the other party at the following address (or to such person or persons or such other address or addresses as a party may specify by notice pursuant to this provision):

(a) If to Purchaser, to: Kienzle Time (H.K.) Limited Suite 810, Level 8 Landmark North 39 Lung Sum Avenue Sheung Shui New Territories, Hong Kong Attention: Po Fong Facsimile: (852) 2343 4976

(b) If to Sellers, to: 2/F., Block B, 11 Rhondda Road, Kowloon, Hong Kong Attention: Mr. Wong Wai Chung, Peter Facsimile: (852) 2330 9240

9.4  Amendments. This Agreement may be amended, supplemented or modified by a writing signed by the appropriate officers of Purchaser, on the one hand, and Sellers on the other hand.

9.5  Expenses. Purchaser and Highway Holdings, on the one hand, and each of Sellers, on the other hand, shall bear its or his own expenses in connection with this Agreement and the transactions to effectuate this Agreement, including, without limitation, financial advisors’, attorneys’ and accountants’ fees.

9.6  Entire Agreement. This Agreement contains the entire agreement and understanding of the parties and may not be amended except by a written agreement signed by each of the parties hereto. This Agreement supersedes that certain non-binding letter of intent dated May 24, 2006, between Highway Holdings and the Sellers and any and all other prior or contemporaneous understandings.

9.7  Governing Law. This Agreement shall be governed by and interpreted in accordance with the procedural and substantive laws of Hong Kong applicable to agreements made and to be performed in Hong Kong.

9.8  Section and Paragraph Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.9  Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.10  Parties in Interests. Nothing contained in this agreement, express or implied, is intended to confer upon any person or entity, other than the parties hereto and their permitted assignees, any rights or remedies under or by reason of this Agreement. No assignment of this Agreement or any rights hereunder by any party shall be given any effect without the prior written consent of the other party. Subject to the preceding sentences, this Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

“PURCHASER” KIENZLE TIME (H.K.) LIMITED. By:/s/ ________________________ Name: Title:

“SELLERS” /s/ ___________________________ Wong Wai Chung, Peter /s/ ___________________________ Wong Yuk, Paul

/s/ ___________________________ Wong Wai Yung, Augustine /s/ ___________________________ Wan Chi Cheong

HIGHWAY HOLDINGS LIMITED By:/s/ ________________________ Name: Roland Kohl Title: Chief Executive Officer